Exhibit 1

                     Third Point Management to Vote Against
                            Penn Virginia Corporation
                     Option Plan Proposal, 6 of 8 Directors
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          NEW YORK, NEW YORK, May 1, 2002 - Third Point Management Company
L.L.C., owner of 500,000 shares, or approximately 5.6% of the outstanding Penn Virginia Corporation (NYSE:PVA) common stock, announced today that it intends to vote its shares at Penn Virginia's upcoming Meeting of Stockholders, scheduled to be held May 7, 2002, against management's proposal to amend the Company's 1999 Employee Stock Incentive Plan and against six of Penn Virginia's eight director nominees.

          Third Point said that the proposed amendments increase the number of shares issuable under the 1999 Plan by 220%, to 800,000 shares, representing 9% of the Company's outstanding shares. Earlier this year, options for almost 100,000 shares were granted subject to approval of the proposed increase.

          Daniel Loeb, Managing Member of Third Point stated: "We consider the total option provision to be excessive relative to the total number of shares outstanding and we are concerned that management is being rewarded at the expense of shareholders for what we believe has been unsatisfactory performance, particularly in the oil and gas acquisition arena. Existing option awards have not led to significant stock ownership among management nor has Penn Virginia's management demonstrated a sensitivity to the concerns of the larger owners of the Company's stock."

          Third Point also said that all eight management nominees for director are currently directors of the Company and that it would WITHHOLD its vote from six of the eight nominees. Third Point announced that it would vote FOR Ed Cloues, whose past experience as a mergers and acquisitions lawyer makes him ideally suited to help evaluate acquisition offers for the Company's oil and gas assets. Third Point will also vote FOR Peter Lilly because his affiliation with Vulcan Coal Holdings, LLC, a natural resources investment firm, gives him a welcome perspective


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on return on capital and an understanding of acquisitions for Penn Virginia
Resource Partners, L.P.

          Third Point will WITHHOLD its vote from Mr. A. James Dearlove, President and CEO, and the other Company nominees for the following reasons:

          o Management has failed to respond to Third Point's concrete February 27, 2002 proposal to deploy the Company's free cash flow in a way that addresses the gap between the Company's share price and its intrinsic value.

          o Management's declared intention to continue to make oil and gas acquisitions in spite of the failure of the Company's acquisition of Synergy Oil & Gas. This intention was expressed as recently as April 24, 2002, at a presentation at the Independent Petroleum Association of America (IPAA) 2002 Oil & Gas Investment Symposium. Third Point is concerned by management's refusal to pursue the superior return on capital that can be achieved by the Company's buying its own shares at current market prices, which was acknowledged by Mr. Dearlove on the Company's 2002 First Quarter Conference Call.

          o Third Point believes management's response to shareholder criticism has been to attempt to entrench itself by amending the Company's bylaws and by lowering the threshold of its poison pill, rather than to respond directly to those concerns.

          o Third Point believes that management seeks to obtain for itself a windfall by proposing an excessive option plan that would vest in the event of a change of control, significantly diluting existing shareholders.


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          o Management's failure to capitalize on opportunities to create shareholder value by making accretive coal acquisitions through its Penn Virginia Resources Partners affiliate, where it owns the General Partner interest.

Third Point Management Company L.L.C., is the advisor of certain institutional private funds and managed accounts.